Ref.: File no. 82-4025

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

18,338,074 shares issued and outstanding

March 13, 2009

New NI 43-101 Resource on Nordeau West Gold Zone

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International PrimeQX) is pleased to inform shareholders that Plato Gold Corp. (PGC-V) yesterday after the close released a new NI 43-101 compliant resource calculation on the Nordeau West Gold Zone located east of Val D'Or, Quebec.

A previous 280,700 tonnes historical non NI 43-101 compliant resource has been replaced by the NI 43-101 compliant resource as reported by Plato and reproduced below:

Nordeau West Mineral Resource Estimate				
Resource Category	Zone	Tonnes	Grams/Tonne	In Situ(oz) Au
Measured resources	Non in this resource category			
Indicated resources	Main Zone	223,382	4.18	30,019
	B Zone	1,960	3.07	193
Total measured & Indicated		225,342	4.17	30,212
Inferred Resources	Main Zone	1,097,749	4.10	144,635
	B Zone	14,572	3.59	1,680
Total Inferred Resource		1,112,321	4.09	146,315

The NI 43-101 report was written by John Langton MSc, PGeo, of MRB & Associates and the resource estimate of the report was completed by Alex Horvath, P. Eng, of A.S. Horvath Engineering, both Qualified Persons as defined in NI 43-101.

This new resource now totals 1,337,663 tonnes containing 176,527 ounces of gold. Globex retains a 10% Net Profit Royalty and a 2% Net Metal Royalty from all mineral production from the property. In addition, option payments consisting of $300,000 and 1.5 million Plato shares remain to be paid by December 31, 2011. An additional $3.6 million in property expenditures are also required by December 31, 2011 as well as a bankable feasibility study by December 31, 2012.

Plato reports that work will also start on the Nordeau East gold zone and Bateman claims which are also part of the Plato-Globex agreement. For greater detail as regards the Nordeau Gold property, please refer to the Plato Press Release dated March 12, 2009.

This press release was written by Jack Stoch, P. Geo. President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

dlw 3/26

Forward Looking Statements

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Companies expectations and projections. A more detailed discussion of the risks is available in the "Annual Information Form" filed by the Company on SEDAR at www.sedar.com